Exhibit 99.1

Marco Sala Chief Executive Officer

The Leader in Regulated Gaming Solutions in Growing Global Markets Operate in growing global markets with secular tailwinds Balance and diversity of business, including competitive advantage of being both an operator and supplier, provides resilience and low risk profile Growth fueled by innovation, with products and technology across the gaming spectrum Accelerating Free Cash Flow generation on high-visibility revenue streams, potential for operating margin expansion, and moderating capital needs Track record of disciplined capital allocation, including investments in long-term growth, debt reduction, and return of capital to shareholders 3

Why Regulated Gaming is a Compelling Business IGT uniquely positioned to provide responsible solutions Player demand is strong worldwide Governments need funds 4

IGT Operates in Growing Global Markets with Secular Tailwinds Gross Gaming Yields (GGY1) by Product 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E Source: Global Gaming and Betting Consultants (GBGC) July 2018 Global Gaming Forecast (1) Gross Gaming Yield (GGY) in $ billions, consumer spending on gaming (amounts wagered less payout). Includes land -based + total interactive (onshore and offshore), and excludes Social Gaming Note: Casinos include both Native American (US) and Commercial, online casino, and poker; Non-Casino gaming machines include those outside casinos (AWPs, FOBTs, VLTs) 5 $600B 400 200 0 BettingCasinosGaming MachinesLotteriesOther Activities (Bingo etc.) CAGR 2018E - 2022E4%4%1%3%3%

Breadth & Depth of IGT’s Offering Capitalizes on Strong Secular Trends Most innovative technology, driven by industry-leading R&D Largest gaming content library in the world Full suite of land-based and mobile solutions Global perspective attuned to specific, local needs Lottery Facilities Management Solutions Gaming Machines Content & Technology Casino Management Systems Lottery Operator Video Lottery Terminals (VLTs) Instant Ticket Printing Digital Platforms & Solutions VLT Systems Sports Betting 6

Commanding Leading Market Positions Worldwide LOTTO LOTTERY GAMING Largest lottery service provider worldwide Leading global gaming machine company, with significant casino presence worldwide  Serve 39 of 45 U.S. lotteries with 78% market share by wagers  Largest lottery operator in Italy with 92% market share by wagers  30+ national lotteries outside the U.S. and Italy Leading VLT provider in North America and Italy Largest portfolio of games and intellectual property Best-in-Class central systems solutions, including multiple add-on offerings Growing presence in instant ticket printing 7

Global Perspective with Geographic Diversity GREENLAND Europe ~3,300 employees ICELAND SWEDEN FINLAND ALASKA 100+ Jurisdictions Served RUSSIAN FEDERATION NORWAY CANADA ESTONIA LATVIA DENMARK LITHUANIA REPUBLIC OF IRELAND UNITED KINGDOM CHANNEL ISLANDS BELARUS NETHERLANDSGERMANY POLAND BELGIUM CZECH REPUBLICSLOVAKIA LUXEMBOURG UKRAINE KAZAKHSTAN AUSTRIA HUNGARY MOLDOVA MONGOLIA SWITZERLAND FRANCE SLOVENIA ROMANIA SERBIA MACEDONIA ITALYSAN MARINO UZBEKISTAN MONACO MONTENEGRO BULGARIA GEORGIA ARMENIA AZERBAIJA ALBANIA BOSNIA CROATIA KYRGYZSTAN PORTUGAL SPAIN NORTH KOREA UNITED STATES of AMERICA TURKEY N TURKMENISTAN TAJIKISTAN MALTA GREECE SOUTH KOREA North America ~7,000 employees GIBRALTAR MOROCCO CYPRUS LEBANON ISRAEL CHINA SYRIA AFGHANISTAN TUNISIA IRAN JAPAN IRAQ JORDAN BERMUDA PAKISTAN ALGERIA KUWAIT CANARY ISLANDS WESTERN SAHARA NEPAL LIBYA EGYPT Asia ~400 employees BAHAMAS SAUDI ARABIA MEXICO BANGLADESH INDIA UAE TAIWAN CUBA DOMINICAN MYANMAR VIETNAMMACAU OMAN SAIPAN MAURITANIA HONG KONG JAMAICA REPUBLIC U ANGUILLA HAITI .S. VIRGIN ISLANDS LAOS MALI BELIZE PUERTO RICO NIGER CHAD SINT MAARTEN HONDURAS NICARAGUA SAINT KITTS & NEVIS SUDAN THAILAND YEMEN SENEGAL GUATEMALA ANTIGUA & BARBUDA PHILIPPINES ARUBA BARBADOS O BURKINA CAMBODIA CURACA TRINIDAD & TOBAGO GUINEA COSTA RICA PANAMA NIGERIA ETHIOPIA VENEZUELA GUYANA SURINAME GHANA IVORY COAST CENTRAL AFRICAN REPUBLIC CAMEROON LIBERIA COLOMBIA FRENCH GUIANA MALAYSIA SINGAPORE SOMALIA KENYA UGANDA ECUADOR CONGO GABON DEMOCRATIC REPUBLIC OF CONGO Latin America ~1,000 employees Africa ~100 employees TANZANIA PAPUA NEW GUINEA INDONESIA SEYCHELLES BRAZIL VANUATU PERU ANGOLA MALAWI ZAMBIA BOLIVIA ZIMBABWE MADAGASCAR NAMIBIA NEW CALEDONIA BOTSWANA PARAGUAY MAURITIUS AUSTRALIA SWAZILAND REPUBLIC LESOTHO OF SOUTH AFRICA CHILE Australia/NZ ~300 employees URUGUAY ARGENTINA NEW ZEALAND Jurisdictions in which IGT is active* Note: Based on jurisdictions where IGT derived lottery revenue in 2017 8

Balanced and Diverse Business Model IGT achieved $4.9 Billion in 2017 Revenue Balanced Geographic Mix Diverse Portfolio B2B & B2C Expertise Resilient Business Model 17% 35% 35% 43% 47% 50% 65% 83% 18% 7% 47% North America 35% Italy 18% International 50% Gaming 43% Lottery 7% Other 65% B2B 35% B2C 83% Service Revenue 17% Product Sales Note: Percentages based on 2017 Revenue and exclude DoubleDown contribution 9

Gaming Machines

History of Revolutionary Product Innovation Ticket Out Progressive games bill acceptor theme TRUE 3D community bonus management solution poker 11 Ticket In /Multi-Level 1st ground play and1st server based 2000s Embedded1st popular 1st multi-hand 1990s 1st omni-channel WAP Cardless Connect Systems Add-on Glasses-freesolution Mid-air haptic technology and gesturePlaySpot recognition 2010-P r e s e n t World’s 1st WAP 1980s

Acceleration of Compelling Hardware and Content Development 6 New Cabinets Launched in 2017 True 4D: 2017 Land-Based Gaming Innovation of the Year Stepper Curve ULTRA 12 Crystal 27 2018 Crystal Dual+CrystalCrystal Curve MEGATOWER S3000 XLTrue 4D 2017 S3000Crystal Wheel Stepper 2016 Crystal Wheel Video 2015

Driving Faster Market Adoption of New Offer Crystal 27 Crystal Dual 23 Crystal Slant Crystal Curve 50% Penetration 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 Number of Months After Release Crystal Dual 23 Crystal Slant Crystal Curve Crystal 27 13

Extensive Roster of New Premium Video Content G IGT 2018 INVESTOR DAY 14 2018 2017

Growing Global Gaming Installed Base   International-led growth Stabilized the North America casino installed base in the last 12 months • • Traction with new video reel product Consolidated video poker and mechanical reel leadership  Expect continued growth in North America and International installed base in 2018 15 63,118 58,643 1H'162H'161H'172H'171H'18 North America Casino Installed Base 24,17124,47223,64922,80723,351 62,236 59,864 57,163

Rigorous Testing and Piloting Drives Improved Product Performance Core ---0- IGT 2018 INVESTOR DAY 1s

Global Gaming Unit Sales Have Stabilized  Solid replacement growth to North America casino customers in last twelve months New & Expansion and VLT replacement unit shipments are variable Adoption of new cabinets and content driving higher average selling prices Expect to grow North America and International replacement units in 2018    • • • Stronger IGT offer Supportive market conditions Seasonally stronger 2H results 17 19,300 13,847 1H 20162H 20161H 20172H 20171H 2018 ReplacementNew & Expansion 5,388 17,266 14,837 2,254 3,601 15,012 13,498 2,534 13,912 3,650 11,236 11,313 9,848

Consistent Leader in Central Systems and Innovative Add-On Solutions 18 Innovative Add-On Enhancements: ~20,000 connected devices  Named “ and-Based Product of the Year”  Deployed at 19 properties at the end of June 2018  Utilized in MGM’s sports betting app Advantage® System Installations:  Advantage system selected for most high-profile new openings around the world

Lottery

Lottery: A Very Attractive Business Steady and Consistent Innovation-Driven Growth Cash Flows Predictable, Resilient, and Accelerating A Diversified Business IGT’s Unique Positioning • Low-to-mid single-digit global growth, expected to be maintained in the medium term Innovation drives growth; supply-driven market • Geographically diversified across Italy, North America, and International segments • Global footprint and full coverage of B2B and B2C value chain Worldwide leadership and proven track record Ability to bundle adjacent gaming businesses create competitive advantage in select markets • Revenue-weighted contracts secured for several years Capital needs significantly lower beginning in 2019 • • • • 20

Major Contracts Secured for Several Years Revenue-Weighted, Contract Wins/ Average Years Remaining, Renewals Extensions All Contracts North America MN, WI, NC, VA, SC, WV, FL TX, MI, GA, CA, NY 8 years Italy Lotto, Scratch & Win N/A 9 years Colombia Baloto Caribbean, Swiss Loro, Germany Thüringen, Poland, Turkey 4 years International 21

Sports Betting

Well-Positioned for Opening of U.S. Market with Deep, Global Sports Betting Expertise   20 Years of Global Sports Betting Experience Leadership in B2B and B2C • Italy B2C experience with 1,500 points of sale and full Digital capabilities International B2B market experience with Lottery and Casino customers •  Opening of the U.S. market is a compelling, incremental growth opportunity • • Pursuing a B2B strategy in the U.S. Scope of opportunity depends on regulation Complexity of market evolution is our opportunity • 23

Our Readiness has Resulted in Excellent Early Progress with Sports Betting First-Movers  IGT is ready and ideally positioned for the U.S. market: • Fully-capable and scalable technologies already adapted for the U.S. market Digital innovation in combination with Retail solutions a competitive advantage National presence with deep Lottery and Casino relationships, licensing in each State Only major B2B platform supplier approved and operating in all regulated States • • •  Excellent early progress • Already operating in Nevada, New Jersey, and now Mississippi Established important partnerships: FanDuel, Boyd • 24

Looking to the Future

Compelling U.S. Sports Betting Incremental Opportunities Brazil Gaming China Gaming Global Lottery Privatizations / Outsourcing Japan Gaming 26

Breadth & Depth of IGT’s Offering Capitalizes on Strong Secular Trends Most innovative technology, driven by industry-leading R&D Largest gaming content library in the world Full suite of land-based and mobile solutions Global perspective attuned to specific, local needs Lottery Facilities Management Solutions Gaming Machines Content & Technology Casino Management Systems Lottery Operator Video Lottery Terminals (VLTs) Instant Ticket Printing Digital Platforms & Solutions VLT Systems Sports Betting 27

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2018 are calculated using the same foreign exchange rates as the corresponding 2017 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 28

Alberto Fornaro Chief Financial Officer

Fiscal 2018 Update Medium-Term Financial Outlook Agenda Free Cash Flow Capital Allocation Framework The Voice of the Investor 2

Fiscal 2018 Update

1H’18 Results: A Strong Start to the Year Revenue Adjusted EBITDA +2% at constant currency and scope +9% at constant currency and scope Adjusted Operating Income • Strong contribution from gaming systems sales and sports betting Consistent global lottery same store revenue growth Growth in core business overcame sale of Double Down Every operating segment contributed to growth +4% at constant currency and scope • • • Note: Scope impacts include the disposal of Double Down Interactive LLC in June 2017 4 502515 1H'171H'18 795878 1H'171H'18 2,3722,409 1H'171H'18

Progressive Improvement in 2017 Higher Profitability & More Stable Quarterly Profile in 2018 Adjusted EBITDA 442 436 428 Note: $ in millions; Double Down contributions excluded 5 452 36.1% 1Q'172Q'173Q'174Q'171Q'182Q'183Q'18E4Q'18E 412 33.6% 36.7% 35.1% 351 35.1% 32.4%

Recent Refinancing Activity Maintains Well-Diversified Debt Portfolio Q1’18 Maturity Profile  Recent tender of EUR bond 2020 maturities, financed with new 2024 EUR bond issuance  Average maturity of debt is 3.8 years  Balance across currencies and source market provides maximum flexibility to access both US and European Capital Markets  Undrawn committed lines of over $1.7 billion Note: Debt Maturities as of June 30, 2018 at EUR/USD = 1.17; Debt Maturities as of March 31, 2018 at EUR/USD = 1.23 6 61 2019202020212022202320242025 IGT EUR BondIGT USD BondTerm Loan - €1.5BRCF (Drawn)RCF (Undrawn) 394 1,836 724 394 1,478 1,500 1,100 1,047 257 394 144 665

Recent Refinancing Activity Maintains Well-Diversified Debt Portfolio QQ21’1’188MMaatuturirtiytyPProrofifliele  Recent tender of EUR bond 2020 maturities, financed with new 2024 EUR bond issuance  Average maturity of debt is 3.8 years  Balance across currencies and source market provides maximum flexibility to access both US and European Capital Markets  Undrawn committed lines of over $1.7 billion Note: Debt Maturities as of June 30, 2018 at EUR/USD = 1.17; Debt Maturities as of March 31, 2018 at EUR/USD = 1.23 7 61 2019202020212022202320242025 IGT EUR BondIGT USD BondTerm Loan - €1.5BRCF (Drawn)RCF (Undrawn) 1,724 373 373 724 1,500 1,100 962 991 392 583 373 144 630

Strong Record of Net Debt Improvement $8,500 8,384 $8,000 Since Q2 2015, reduced Net Debt by $1 billion at constant currency despite major contract extensions: 7,806 7,781 7,530 $7,500 7,359 - - - Italy Lotto Upfront fees: $525 million, net Italy Lotto terminals: $92 million, net Italy Scratch & Win Upfront fees: $271 million, net Approximately $300 million for North America re-bid and extension cycle $7,000 $6,500 - $6,000 Q2'15 As Reported 2015 2016 2017 Q2'18 Constant Currency Net Debt to Adj EBITDA Ratio Note: 2015 Net Debt/LTM Adj. EBITDA shown using Pro Forma Adj. EBITDA. 8 4.587,707 4.52 7,569 4.31 7,319 7,056 4.37 4.28

Improved Full-Year 2018 Outlook despite lower • $26 million EUR/USD FX translation impact mitigates improvements in underlying business outlook rate of 1.17) • Range reflects potential variability in timing of product sales be paid in Q4’18 9 Metric 2018 Outlook 1H’18 Results Updated View Adjusted EBITDA $1,700 - $1,780 million (@ EUR/USD of 1.19 vs. prior expectation of 1.22) $878 million (@ EUR/USD of 1.21) Outlook maintained EUR/USD rate (assumed 2H’18 Capital Expenditures $575 - $625 million $259 million On Track Scratch & Win Upfront Payments €750 million (€480 million net of partner contributions) €300 million paid in Q2’18 On Track final €450 million to

Medium-Term Financial Outlook

Low Single-Digit Annual Revenue Growth

LOTTERY

Better Same-Store Revenue Growth

Average SSR growth over last 3 years[1]:

- No. America = 5.7%
- International = 2.7%

Expanding Instant Ticket Printing

- 30% increased capacity with new printing press
- Increased U.S. adoption of multi-vendor strategy

International Growth Opportunity

- Non-wager related expansion with existing customers
- Increased hardware and software product sales

Low-mid single-digit Lottery SSR growth

GAMING

North America Gaming Improvement

- Moderate growth in casino product sales and the installed base
- Higher VLT sales in Canada

International Market Expansion

- Growth in the installed base, with opportunity to improve yields
- Higher VLT sales

Innovative Systems Development

- Advantage installations at new casino openings
- Increasing add-on sales with new and existing customers

Moderate Growth from Gaming

[1] Average 2015–2017 SSR growth

IGT 2018 INVESTOR DAY 11

Revenue Growth to Drive Stronger Profit Expansion Low Single-Digit Stronger Profit Expansion Annual Revenue Growth Steady Gross Margins, with Opportunity for Improvement Low-Mid Single-Digit Lottery SSR Growth Structural Profit Improvement Plan with Identified Actions in Place Moderate Growth from Gaming Continue to Reduce Operating Expenses 12

Incremental Growth Opportunities U.S. Sports Betting Brazil Gaming Global Lottery Privatizations / Outsourcing China Gaming Japan Gaming 13

Free Cash Flow

Cash from Operations Expected to Grow from 2018 Levels Neutral Net Working Capital Lower Interest Expense Completion of Large Italy Upfront Fees through 2025 Improved Profitability of Underlying Business 15 Cash From Operations

With Most Major Contracts Secured, Entering a Period of Reduced Capital Intensity Revenue-Weighted, Average Years Remaining, All contracts: No. America: 8 Italy: 9 International: 4 Note: $ in millions; Italy CapEx translated at 1.18 EUR/USD rate. Revenue-weighted contract years remaining based on 2017 revenue. 16 Lottery Capital Expenditures & License Fees, 2001 – 2018 $1,500,000 $1,000,000 S&W renewal $500,000 $0 200120022003200420052006200720082009201020112012201320142015201620172018 InternationalNorth AmericaItaly S&W bid Lotto Re-bid

Total Capital Expenditures to Moderate Starting in 2019 Average Annual Capital Expenditures Reduced to ~$500 Successful 2016 - 2018 Lottery Renewal/ Extension Cycle million Investment in Installed Base Stabilized Gaming Business Includes up to $50 million in Annual Growth Capex Note: $ in millions; 2014 and 2015 reflects Pro Forma financials 17 $698 Midpoint 20142015201620172018E2019+ $557 $600 ~$500 $424$429

Acceleration of Free Cash Flow Starting in 2019 2019 – 2020 Annual Adjusted Free Cash Flow of Growth in Cash from Operations Moderation in Capital Expenditures $450 - $550 million after Minority Distributions Assumes ~$200 million in Annual Minority Distributions Adjusted Free Cash Flow Methodology: Cash From Operations - Less Maintenance Capex - Less Minority Distributions (net) Adjusted Free Cash Flow Note: Annual Minority Distributions include Dividends and Return of Capital 18

2019 Capital Allocation Framework

Capital Allocation Framework Uses of Adjusted Free Cash Flow: Current Dividend New Growth Initiatives Deleverage  Greenfield opportunities throughout lottery and gaming  Continued diversification of funding sources by type  $0.20 quarterly cash dividend (~$165 million per year)  Proactive management of debt & credit line maturities 20

Managing the Business with Responsible ROI Targets Risk Premium COUNTRY RISK FINANCIAL RISK OPERATING RISK Revenue visibility Innovation potential Risk premium related to specific country Magnitude of upfront fees Relationship with authorities Currency considerations CapEx requirements Distribution channels Target mid-teens, after-tax return at consolidated level, with typical range of 10% - 25% 21 Risk Adjusted ROI Target Cost of Capital

The Voice of the Investor

Returning Capital to Shareholders Dividend Share Repurchases   Quarterly dividend of $0.20 per share Dividend distribution supported by:  Current shareholder authorization to repurchase up to 20% of the outstanding shares, through July 2020 2018 Free Cash Flow consumed by Upfront Payments on Italy Scratch & Win contract Acceleration of free cash flow in 2019 and beyond will help deleveraging process Evaluation of share repurchases when leverage ratio of 4.0x is in sight, subject to board approval    strong, recurring revenue model high cash flow visibility culture of disciplined financial management    Offers attractive yield  LTM Average Daily Dividend Yield Note: Average Daily Dividend Yield calculated as of July 19, 2018 23 IGT 3.2% S&P 1.9%

Italy: A History of Growth and Extraordinary Resilience € 500 Note: Italy macroeconomic data from FactSet; Italy EBITDA in millions using IFRS 24 IGT Italy EBITDA vs. Italy Macroeconomic Data Global Financial CrisisItaly Fiscal/Political Crisis € 800 € 7008.0% € 600 4.0% € 400 0.0% € 300 € 200-4.0% € 100 € 0-8.0% 20072008200920102011201220132014 Total Italy EBITDAPersonal Consumption GrowthGDP GrowthChange in Employment

Italy: A Word on Recent Gaming Restrictions • One-third reduction in AWP machines completed in April 2018 Additional regional restrictions in 2018 Recent Dignity Decree AWP 14% • • 2017 Italy Revenue VLT 24% - Incremental taxes on gaming machines phased in over the next years Ban on all gaming advertising - Other 7% Lotto 13% • Gaming represents a critical source government revenue each year of VLT 14% 2017 Italian Government S&W 14% - Government committed to maintaining current levels of gaming taxation revenues Tax Revenue €10B AWP 48% Jackpot 4% 25

Foreign Exchange: Don’t Get Lost in Translation! • EUR/USD is the only foreign exchange rate that materially impacts IG ’s income statement and balance sheet Impact of FX Translation on Reported Financial Statements if EUR Weakens: Income Statement ($) Balance Sheet ($) • 39% of IG ’s revenue and 58% of Adjusted EBITDA are generated in EUR Sales Assets Costs Debt • IGT is naturally hedged, with costs and debt obligations matched in local currency to our revenue and profit steams Interest Expense Shareholder Equity EPS ROI/ROE • There is no cash impact from FX translation Profit Margins on the income statement • No material transactional exposure to currency movements Annual Adjusted EBITDA = $8 - $9 million Net Debt = $35 million 1C change in EUR/USD rate Note: EUR revenue and EBITDA percentages based on 2017 26

IGT 2018 INVESTOR DAY AUGUST 2, 2018

Appendix

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, and free cash flow.Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2018 are calculated using the same foreign exchange rates as the corresponding 2017 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 29

Adjusted EBITDA Reconciliation Net Income Provision for (benefit from) Income Taxes Non-Operating Expenses Depreciation Amortization Amortization of Upfront Payments to Customers Stock Compensation Restructuring Expense Bad Debt Recovery Transaction Expense, Net Impairment -27 -10 156 92 116 49 1 9 -18 2 0 -252 84 360 94 102 52 2 11 0 -30 0 -774 -20 238 103 100 54 2 10 0 1 715 106 -83 171 112 83 54 0 9 0 0 0 -65 61 201 98 68 57 14 2 0 0 0 195 52 -38 104 68 54 3 3 0 0 0 Adjusted EBITDA 371 424 428 452 436 442 30 As Reported Q1'17Q2'17Q3'17Q4'17Q1'18Q2'18

IGT 2018 INVESTOR DAY AUGUST 2, 2018

Today's Presenters

Global Lottery Expertise	North America Lottery	International Lottery	Italy Lottery	U.S. Sports Betting
Renato Ascoli Chief Executive Officer, North America	**Jay Gendron** Chief Operating Officer, Lottery	**Walter Bugno** Chief Executive Officer, International	**Fabio Cairoli** Chief Executive Officer, Italy	**Charles Cohen** Vice President, PlayDigital Sports Betting
Stefano Monterosso Senior Vice President, Same-Store Sales		**Declan Harkin** Chief Operating Officer, International Lottery	**Marzia Mastrogiacomo** Senior Vice President, Italy Lotteries	
Matt Whalen Chief Technology Officer, Lottery & Core Platforms				

IGT 2018 INVESTOR DAY 2

Renato Ascoli CEO, North America

Lottery Ecosystem & Global Perspective Agenda Driving Growth Powering the Business

Considerable Organic Growth Potential Exists Worldwide $ Source: H2 Gambling Capital (July 2018) for GGY and Adult Population, IMF (April 2018) for GDP 3 More Room for Growth Advanced Emerging

Our Customers Are Focused on Growth and Innovation What are your main concerns about your business, or the challenges your business may face in the next 2-3 years? 33% Pursuing / implementing new lottery sales channels - mobile, digital, online, interactive, cashless transactions, internet gaming, new distribution channels 27% Growth - increasing revenue, growing retailer base, etc. 26% Regulatory policies inhibiting growth – online/digital gaming restrictions, legislative opposition, etc. 24% Attracting new / retaining existing players - younger, non-players, light players, etc. 19% New game development / improving existing games / refreshing game portfolio Unaided, Coded Open-End Responses 4

Sole Company Operating Lotteries in Europe, North America, and Central & South America Unique ability to understand regulator and stakeholder needs and desires GREENLAND ALASKA ICELAND RUSSIAN FEDERATION SWEDEN FINLAND NORWAY CANADA ESTONIA LATVIA DENMARK LITHUANIA BELARUS NETHERLANDS POLAND LUXEMBOURG CZECH UKRAINE REPUBLIC SLOVAKIA KAZAKHSTAN AUSTRIA HUNGARY MOLDOVA MONGOLIA FRANCE SLOVENIA SERBIA ROMANIA MACEDONIA ITALY MONTENEGRO BULGARIA UZBEKISTAN GEORGIA ALBAIA BOSNIA KYRGYZSTAN P ORTUGAL SPAIN NORTH KOREA ARMENIA AZERBAIJA UNITED STATES of AMERICA TURKEY N TURKMENISTAN TAJIKISTAN GIBRALTAR CHINA SOUTH KOREA CYPRUS SYRIA AFGHANISTAN TUNISIA LEBANON IRAQ IRAN JAPAN MOROCCO ISRAEL ANTILLES LOTTERIES * JORDAN INDIANA ALGERIA PAKISTAN CANARY ISLANDS KUWAIT NEPAL LIBYA EGYPT WESTERN SAHARA SAUDI ARABIA MEXICO BANGLADESH UAE INDIA TAIWAN COSTA RICA MYANMAR VIETNAMMACAU OMAN SAIPAN MAURITANIA HONG KONG LAOS JAMAICA MALI BELIZE NIGER CHAD SUDAN YEMEN THAILAND GUATEMALA SENEGAL PHILIPPINES NICARAGUA CAMBODIA CUACAO BURKINA GUINEA NIGERIA COSTA RICA VENEZUELA GHANA ETHIOPIA PANAMA GUYANA IVORY CENTRAL LIBERIA COAST AFRICAN REPUBLIC CAMEROON COLOMBIA FRENCH GUIANA MALAYSIA SOMALIA KENYA SINGAPORE UGANDA ECUADOR CONGO GABON DEMOCRATIC REPUBLIC OF CONGO COLOMBIA TANZANIA PAPUA INDONESIA NEW GUINEA SEYCHELLES BRAZIL VANUATU PERU ANGOLA MALAWI ZAMBIA BOLIVIA ZIMBABWE MADAGASCAR NAMIBIA NEW CALEDONIA PARAGUAY BOTSWANA MAURITIUS AUSTRALIA SWAZILAND Current Lottery Operator Responsibilities CHILE REPUBLIC LESOTHO OF SOUTH AFRICA URUGUAY ARGENTINA NEW ZEALAND Lottery sales under management = $28B Source: La Fleurs’ 2018 (data relative to FY2017) 5

IGT Manages or Supports 7 of the 10 Largest Global Instant Programs and Operates the World’s Largest TOP 15 GLOBAL INSTANT TICKET PROGRAMS Source: Lottery sales, La Fleurs’ 2018 (data relative to FY2017) 6 TOTAL SALES ($B) $12,000 IGT-operated $10,000 $8,000 $6,000 $4,000 $2,000 $0 LottomaticaFranceCaliforniaFloridaNew YorkTexasU.K. National Massachusetts GeorgiaPennsylvaniaTaiwan China WelfareIllinoisNew Jersey China Sports (Italy)LotteryLotteryLottery IGT Facility Management Product Sales (central system, terminals, other) Printing Only Non-IGT Customer

All Things Lottery. All Through One Partner. Draw-Based Games Instant Games Monitor Games i-Lottery Sports Betting Video Lottery Terminals Commercial Services 7

Unique Ability to Cross-Fertilize Best Practices OPERATOR EXPERIENCE KENO-STYLE GAMES PLAYSPOT - IN-STORE POINT OF ACCESS BUSINESS VERTICALS 8 COMMERCIAL SERVICES SPORTS BETTING INDIANA

IGT’s Strategic Approach Leverages 6 Key Pillars for Growth CONSUMER PROMOTION LOGISTICS & DISTRIBUTION INDIVIDUAL GAMES RETAIL PORTFOLIO DIGITAL Build the ideal portfolio (how many games, which price points, themes/play mechanics, refresh frequency, etc.) Optimize each individual game (prize structures, ticket size, graphics, role in portfolio, special/bonus features, etc.) Develop an effective communication/ media/ PR strategy Optimize product placement through best-in-class logistics and predictive order algorithms Maximize retailer penetration and retailer footprint, adopt effective retailer and sales force incentive programs Leverage Digital channel for 2nd chance programs, digital games, consumer promotion 99 CONTINUOUS PLANNING, MONITORING, AND ADJUSTING TO EVOLVING MARKET NEEDS CONSUMER, PRODUCT, RETAIL, AND OPERATIONAL INSIGHTS Vision (Taking into account regulatory and operational context)

Driving Growth Stefano Monterosso SVP, Global Same-Store Sales

IGT's Same-Store Sales Team Delivers Best-in-Class, Global Insights

Global team, centralized in Providence, RI, to ensure best practices and maximize cross-fertilization

UNIQUE CAPABILITIES

- Game design
  - Jackpot games
  - Numbers games
  - Add-on features
  - Instant games
- Portfolio management
- Logistics and distribution
- Consumer promotions
- Player acquisition & retention
- iLottery

GLOBAL TEAM



Providence, RI "Global Center of Excellence"
London, Great Britain
Copenhagen, Denmark
Sacramento, CA
Nashville, TN
Rome, Italy
Beijing, China
Lakeland, FL
Taipei, Taiwan
Trinidad & Tobago
Kuala Lumpur, Malaysia
Santiago, Chile

IGT 2018 INVESTOR DAY 11

Large, Differentiated Portfolio Satisfies Different Playing Styles US MARKET BY GAME • Multi-state jackpot games, keno, and instants most significant driver foMIr growth • Market driven by content innovation, PA IL NV MD promotions, and improved player CA convenience • Proven track record, clearly identifGAied Instants initiatives to support sustained growth 12 (2017 Sales) 10% 5%Multi-State Jackpot In-State Jackpot 100%Numbers = $73.5BKeno 63%6%Other 2%

Multi-State Jackpots: Continuous Game Innovation Drives Growth POWERBALL SALES ($B) change Millions further identified Note: Power Play sales have been included in sales. 13 Record $1.5BOctober Jackpot2017 $2 PowerballCA joinsMatrix$2 Mega introduced Ideas for development already 2008200920102011201220132014201520162017 10 YR CAGR 7.5% Cross-selling Matrix change $5.8 $5.1 $4.2 $3.3$3.4$3.8 $2.4$2.9 $7.1 $5.2

Successful Multi-state Innovations Are Applied to In-state Games 14 • Jackpot has never been so easy! • Bigger Prizes, Better Odds!

Significant Opportunity to Expand Keno DRAW GAME MARKET BY GAME SEGMENT • Keno has the potential to grow to 40% of draw-based game sales where it is offered More than half of US Lotteries are not currently offering Keno The rate of Keno adoption is accelerating (7 Lotteries have introduced it since 2013) • • * CA offers Keno as pari-mutuel game. CA and GA have opportunities to improve Keno retailer network penetration **NH, NJ, and NC counted as “non-Keno” as the game was introduced during 2017 15 (2017 Sales) 100% = $27.0B100% = $15.4B100% = $11.5B ** Total U.S.Keno Only StatesNon-Keno States Multi-State JackpotIn-State JackpotNumbersOther*Keno 14.9% 25.8% 6.9% 0.2% 38.1% 6.2% 37.8% 5.7% 37.5% 19.0% 13.5% 35.8% 9.4% 27.6% 21.5%

Higher Price Points are an Effective Growth Driver in Instant Games


U.S. Instant Evolution, Per Price Point ($B)
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
$30.5
$31.1
$32.1
$34.4
$35.1
$36.4
$40.3
$43.6
$45.3
$47.5
CY08
CY09
CY10
CY11
CY12
CY13
CY14
CY15
CY16
CY17
2008 – 2017
CAGR
Total 4.8%
$20+ 13.7%
$10 7.2%
$5 4.7%
$3 2.2%
$2 -3.5%
$1 -3.8%

Source: Lottery sales, La Fleurs' 2018 (data relative to FY2017)

IGT 2018 INVESTOR DAY 16

Additional Themes/Play Styles Appeal to Different Player Segments Niche instant games help sustain growth in mature markets EXTENDED PLAY GAMES: NON-PARITY Minimum Minimum 17 17 PRIZE GAMES$25 Minimum $10$10prize $40 prize $50prize $20 CROSSWORD THEME $10 $5 $2$3

IGT is Leading the Industry Forward With Future Game Program


Marketplace Touch points
Player Needs, Future Trends
IGT Innovators at work worldwide
Shortlisting
Qualitative Test
Internal Approval
IP Protection
Quantitative Test
Customizing Parameters
Market Insights
Diagnostics
Ideation
Funneling
Research
Approval
Customer Portfolio Review
Kick-off, Data Analytics
Creative Design
Technology Check
4 viewpoints, 48 Attributes for scoring ideas
Final score
Responsible Game Test
Internal Touch points
30 days
30 days
30 days
90 days
30 days

DESIGNED GAMES 60+

TESTED GAMES 60+

INT'L MARKETS INVOLVED

US MARKETS EXPLORED 44

CONSUMERS INTERVIEWED 18,000

IGT 2018 INVESTOR DAY 18

Consumer Promotions Reward and Support Lottery Penetration in High Performing Retailers Promotions provide higher prizes or additional sets of numbers to generate player and retailer excitement GAME-SPECIFIC RETAILER-SPECIFIC 19 PROMOTIONS PROMOTIONS

Retailer Innovation Improves Player Convenience and Awareness INCREASE CONSUMER ACCESS POINTS OPTIMIZE CURRENT CHAIN RETAILER PERFORMANCE LEVERAGE UNIQUE OPERATOR EXPERIENCE EXPAND RETAILER NETWORK Implement sales and marketing best practices to enhance retail execution, in-store lottery brand, and ticket distribution Expansion opportunity inIn-lane Lottery access in Implement specific chain retail programs on a national level to ensure lottery is prominently represented while enhancing retailer dependency on Lottery North America with Walmart Supercenters, ALDI, LIDL, drug stores, and bars & taverns supermarkets and hypermarkets; expanded payment options NASPL API approved Cashless in VA + pilots Vending expansion in CA New execution programs implemented in WV, TX, GA, MI, and more Notable Progress: 20

Pursuing Clearly Identified Programs to Drive Future Growth

	DRAW-BASED GAMES	INSTANT GAMES
PORTFOLIO	• New games introduced to fill gaps in portfolio (e.g., NJ-driven Lucky for Life, CashPop, Fast Play)	• Price point and theme/play mechanic mix
INDIVIDUAL GAMES	• Further evolution of multi-state games • In state lotto & cash 5 • Add-on games	• Innovative prize structures • Super-sized games • Niche games
CONSUMER PROMOTIONS	• Cross-fertilization of best practices • Happy hour on Keno • Green/red ball promotions	• Promote key game franchises • 2nd chance promotions
LOGISTICS & DISTRIBUTION	• N/A	• Focus on product placement • Predictive ordering algorithms
RETAILER	• Chain-specific initiatives • Keno recruitment	• Expand/optimize vending machines • Move from in-counter to on-counter
DIGITAL	← • Keep pushing for digital wagering adoption • PlaySpot as a bridge strategy →	

IGT 2018 INVESTOR DAY 21

Powering the Business Matt Whalen CTO, Lottery

Aurora: The Core System that Enables Innovation Powerful and Flexible Software Platform Stable, reliable, and high performing under virtually all conditions Six Sigma availability (99.9996%) with physical redundancy, hot backup, data centers, and networks Advanced security for maximum player protection and public confidence Flexible rules engine to accommodate varying business needs of each Lottery Open design, for interoperability and maximum customer choice Content compatible with the largest library of big-name games & easily integrates to third-party content 23

Aurora: Capabilities to Run World-Class Lottery Operations Processing, recording millions of wagers securely Player & Retailer state of the art customer relationship management Wagers Instant Tickets Prize Payouts Winner validations with maximum player protection and public confidence Draw Games & promotions rules engine to accommodate varying Lottery needs Draw Games & Promos Account Mgmt Financial accounting designed for interoperability and maximum customer choice Instant Tickets inventory management, distribution, validation & payment of instant games Retailer & Player Mgmt 24

Network Communications: A Best-in-Class Solution 85+ Global communication networks designed and installed 130+ Conversions and/or implementations 365,000+ Points-of-Access currently deployed globally VSAT: CELL: WIRE: 172,300 retailers 127,000 retailers 66,000 retailers VSAT CABLE Internet MetroE FIBER DSL CELL 25

Touchpoints: Technology Drives Convenience and Enhanced Functionality For a Richer Player Experience Retailer Terminals Player Self-Service Mobile & Web 26

Convergence of Channels: Retail and Interactive Lottery Wagering Engagement Convenience Anonymous Players Omni-Channel Anonymous or Known Players Marketing. Loyalty & Rewards Known Players Internet Wagering Known Players IGT 2018 INVESTOR DAY 27

BizApps: Driving Lottery Profit Growth

An integrated suite of profit-driving Lottery tools created with input from customers, retailers, and the experience of IGT staff who manage lotteries, retailer networks, and lottery sales forces worldwide



Performance Wizard

The one-stop, dashboard-driven solution for analytics and business intelligence

17 Lotteries*



Order Wizard

IGT's newest flexible, proactive, predictive instant ticket ordering system based on IGT's proprietary algorithm.

IGT Predictive Ordering Tool recommends orders for **114,000+ retailers** and **$25B+ in annual Instant sales**.



Sales Wizard

The industry-leading, Lottery-specific sales force automation solution

20 Lotteries*



Retailer Wizard

An interactive, user-friendly website customized to fit the needs of both corporate account and independent retailers

8 Lotteries*

*Deployed/Contracted

IGT 2018 INVESTOR DAY 28

$1.6B Record Powerball Jackpot: An Operational Success! $$$ $$$ $3.2 Billion In Sales 500k+ 500k+ Transactions per Minute at peak processing 81% IGT had $1.08B out of $1.3B in sales for the final drawing = 81% of all sales 15.5 million 15.5 million playslips used; equivalent of 6,127 Freedom Towers stacked +320% Client services handled 320% more cases than typical; gaming personnel jumped in for support of this historic event…a true team effort 99.99% Terminal uptime: 185,000 terminals over the last week, uptime = 99.99% 234,000 234,000 rolls of paper used; enough to go around the world 1.5 times Working together to deliver RESULTS! 29

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2018 are calculated using the same foreign exchange rates as the corresponding 2017 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 30

Jay Gendron COO, Lottery

The U.S. has Delivered Consistent, Predictable Growth



TOTAL LOTTERY SALES BY CATEGORY
(Calendar Year, $B)
3.8% CAGR
2008-2017
4.4%
4.6%
0.7%
4.9%
$80
$70
$60
$50
$40
$30
$20
$10
$0
$52
$54
$55
$58
$61
$63
$64
$68
$73
$74
CY08
CY09
CY10
CY11
CY12
CY13
CY14
CY15
CY16
CY17
Instant
Other Draw
Keno
Multi-state Games

Source: La Fleurs' 2018 (data relative to FY2017)

IGT 2018 INVESTOR DAY 2

Why Lotteries Matter: An Indispensable and Growing Share of State Budgets More than $22 billion earned for good causes in FY2017 3% 60% Prizes to Players 30% Profits to Good Causes 5% Retailer Commissions 3% Operating Expenses 2% Vendor Fees 2017 Sales $73.5B 30% 60% Source: La Fleurs’ 2018 (data relative to FY2017) 3

Broad Spectrum of Services Cater to Every Lottery’s Unique Needs FM/Operator Contract Characteristics 7-10 year initial term Multiple, multi-year extension options Single provider per lottery On average, we collect 1-2% of total Lottery sales as revenue equipment (e.g., PoS self-service kiosks, etc.) 16 US lotteries (e.g., CA, FL) 7 lotteries (e.g. TX, WV) 2 lotteries (IN, NJ) 4 Transactional revenue Subject to “replacement cycle” % of total Lottery sales (draw games, instant tickets, multi-state jackpots) % of total Lottery sales (draw games, instant tickets, multi-state jackpots) % of total Lottery sales (e.g. Italy) or “Cost reimbursement + incentive” Product Sales Ad hoc sales of IGT terminals, ITVM’s, Instant ticket printing (31 US lotteries supplied) Traditional FM 1. Central System 2. PoS Terminals 3. Client Services 4. Consumables 5. Maintenance / Field Services 6. Marketing Support Extended FM Traditional FM plus: • Warehouse / Distribution • Sales Force • Retail Development Operator Lottery Management Agreements Full range of daily lottery management and operational services

Nearly 80% of U.S. Lottery Sales are Processed by IGT Systems IGT MARKET SHARE 2017 IGT LOTTERY SERVICE CURRENT IGT U.S. FOOTPRINT 12.4% NV MD 5 REVENUES PER GAME SEGMENT Draw Sales Revenue on 40% Revenue on Instant Sales 60% (Current contracts, 2017 sales) SGI Intralot 9.5% 2017 SALES $73.5B IGT: 78.1% United States (50 + D.C) IGT-operated IGT Facilities Management and central system IGT Product Sales No Legal Lottery MI IL PA CA

Many Important Contracts Secured for Several Years Note: Data based on total 2017 lottery service contracts 6 Outcome •Revenue-weighted, average years remaining on contract portfolio is 8 years •70% of lottery service revenue is secured for 8+ years 2016 - 2018 Extensions 2016 - 2018 Wins and Renewals

Significant Capital Investment Concentrated Early in Contract Term Extensions are less capital intensive than a full RFP process TYPICAL ALLOCATION OF CAPITAL FOR LOTTERY CONTRACTS 67% 2% 7 Communications 13% Software 11% Infrastructure & Facilities 6% Terminals & VendingOther Support

Predictable Pipeline of Opportunities

A TYPICAL BID PROCESS

Timing	Step
2.5 - 3 years prior to conversion	Lottery selects bid consultant
2 years prior to conversion	Lottery issues RFP
6 Months	Bid process and award
90 - 100 Days	Final negotiations
1-1.25 years	Implementation/ roll-out
Conversion Date	New system goes live

UPCOMING BID OPPORTUNITIES

FM CONTRACTS

Pennsylvania	New York (IGT Incumbent)	Michigan (IGT Incumbent)
Originally issued in April 2018, then canceled	Q4 2018 (Estimated)	2019 (Estimated)

PRINTING

Florida	New York	Pennsylvania
Q3 2018 (Estimated)	Q4 2018 (Estimated)	Originally issued in April 2018, then canceled

IGT 2018 INVESTOR DAY 8

Considerable Opportunity to Grow Instant Ticket Printing Contract Characteristics • More U.S. lotteries moving to multi-vendor contracts Contract length typically shorter than FM contracts Minimal Capital Expenditures associated with these contracts • • 0% 628 New Games Produced in 2017 45,000 Square Foot Expansion 14 Billion Tickets Annual Printing Capacity 200%+ Increased Game Production +30% Increase in Production Capacity 55+ Customers Globally 9 IGT PRINTING 2016 MARKET SHARE 15%13.8% 11.0% 10% 5% 1U.S.International

Customer-First Focus Reflected in Customer Satisfaction Survey PEOPLE PRODUCTS SERVICES Source: IGT blended customer selection study 10 Customer Satisfaction Metric 2013 Score 2017 Score Account Development Manager 83% 95% Corporate Marketing 74% 94% Communications 86% 93% Field Service 80% 91% Operations 82% 90% Software 81% 88%

Looking to the Future Renato Ascoli CEO, North America

Considerable Room to Leverage the Existing U.S. Portfolio INSTANT GAMES WILL STILL GROW MULTI-STATE GAMES CLUB KENO GAME INNOVATION SPORTS BETTING Sports betting is happening in the U.S. Successful new game introductions are leveraged across geographies. Only 20 of the 45 US Lotteries currently offer Keno Mega Millions just moved to $2 Additional price point opportunities: • New add-on games • Further features to expand the offering to a $3 and a $3 + $2 A world game Large jurisdictions still have great potential Virtual sports betting will become popular Distribution At least 5 US Lotteries introduced Keno in the past 3 years 12

Improvement in Player Convenience Will Drive Additional Growth



POPULATION PER POINT-OF-SALE
964
2,338
MA
VT
NH
RI
NC
MI
GA
CT
SC
NJ
NY
WV
D.C.
WY
OH
SD
KY
DE
IN
MO
PA
FL
ID
AK
MD
TX
WI
VA
NE
LA
MT
ND
NM
IL
KS
WA
CO
CA
OR
OK
MN
AZ
Top...
Tot...

- Accessibility a key driver of future growth
- Internet/Digital will further improve accessibility
  - Very few US lotteries have iLottery games
  - Digital represents up to 50% of lottery sales at the most progressive European lotteries
  - Bring your own device (e.g., PlaySpot) another compelling option

IGT 2018 INVESTOR DAY 13

Dreaming the Dream $800 14 SALES PER CAPITA $700 $600 $500 $400 $300 $200 $100 $0 Should the lotteries performing below Georgia’s sales per capita reach Georgia’s level, that would create an additional $64 billion in lottery sales Georgia Benchmark = $442

Key Takeaways Deep, Long-Standing Relationships Industry Leadership Unparalleled Scope Consistent Growth Profile Unique, Global Ecosystem Predictability of Profits 15

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2018 are calculated using the same foreign exchange rates as the corresponding 2017 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 16

Walter Bugno CEO, International

IGT International Presence Customer Dynamics Agenda Case Studies Looking to the Future

International Lottery Customer Footprint

35+ Customers Worldwide, driving $323M in 2017 Lottery Revenue



Top 5 customers
47%
of revenue

Top 10 customers
70%
of revenue

LAC
32%

- Colombia
- Costa Rica
- Argentina
- Chile
- Mexico
- Paraguay
- Dominican Republic
- LILHCO
  - Barbados
  - Anguilla
  - Antigua & Barbuda
  - USVI
  - Sint Maarten
  - Saint Kitts and Nevis
- Jamaica
- Trinidad & Tobago

EMEA
63%

- UK
- South Africa
- Belgium
- Luxembourg
- Switzerland
- Czech Republic
- Slovakia
- Turkey
- Ukraine
- Poland
- Lithuania
- Finland
- Germany
- France
- Israel
- Mauritius
- Morocco
- Portugal
- Spain (ONCE, LAE)

APAC
5%

- Thailand
- Malaysia
- Singapore
- New Zealand
- China

IGT 2018 INVESTOR DAY 3

International Lottery Customers Operate in a Complex Environment Early adopters of new technology and innovation Operate across multiple product verticals Prepared to build and operate their own platforms Competition fromregulated and unregulated B2C operators Use many technology partners Typically less capital intensive 4

Complexity is Demonstrated by Diverse Continuum of Business Models



Revenue Share
In-house Technology & Operations
Fully Outsourced Technology & Operations
Purchase
Czech Republic
Colombia
LILHCo
Trinidad & Tobago
Belgium
Camelot - UK
Poland
Jamaica
Finland
Swiss Loro

Note: Size of circles corresponds to relative 2017 revenue contribution

IGT 2018 INVESTOR DAY 5

2017 International Lottery Revenue $323M Breakdown from 35+ customers Incremental $150M+ in Non-Lottery Revenue from 16 Customers 6 Product Sales 11% Other Service Revenue 28% FM Contracts & Concessions 61%

Additional $150M+ of Non-Lottery Revenue Reflects Lottery Diversification into Broader Gaming Opportunities 7 Sports Betting  Mexico  Belgium  Greece  Singapore Commercial Services  Poland  Czech Republic  Slovakia  Chile  Colombia  Trinidad & Tobago  Jamaica  Dominican Republic  LILHCO Gaming / VLT  Greece  Sweden  Synot (Eastern Europe)  Argentina

Declan Harkin COO, International Lottery

IGT’s Strategic Approach Leverages 6 Key Pillars for Growth CONSUMER PROMOTION LOGISTICS & DISTRIBUTION INDIVIDUAL GAMES RETAIL PORTFOLIO DIGITAL Build the ideal portfolio (how many games, which price points, themes/play mechanics, refresh frequency, etc.) Optimize each individual game (prize structures, ticket size, graphics, role in portfolio, special/bonus features, etc.) Develop an effective communication/ media/ PR strategy Optimize product placement through best-in-class logistics and predictive order algorithms Maximize retailer penetration and retailer footprint, adopt effective retailer and sales force incentive programs Leverage Digital channel for 2nd chance programs, digital games, consumer promotion 9 CONTINUOUS PLANNING, MONITORING, AND ADJUSTING TO EVOLVING MARKET NEEDS CONSUMER, PRODUCT, RETAIL, AND OPERATIONAL INSIGHTS Vision (Taking into account regulatory and operational context)

Revenue-Weighted, Average Contract Remaining is 4 Years  Existing major contracts  Incremental segment business     UK Lotto through Jan 2023 Trinidad & Tobago through Mar 2024 Czech Republic through Dec 2022 Jamaica Lotto through Jan 2026     Poland - iLottery Norway - iCasino New Zealand – iLottery Mexico – Commercial Services  Recent wins and extensions    Poland through Nov 2021 Swiss Loro through Dec 2023 LILHCo - USVI through 2037 10

The UK Lottery: The Largest International Customer

Camelot
Serving nations' dreams

The National Lottery

Top 10 performer

$9.2B

6th Largest lottery in the world in total sales

70% of population **play** on regular basis

Retail scale

45,000

2nd Largest retail estate globally

Adding self service and in lane offerings

iLottery success

25%

Good performance despite being limited to traditional Draw and eInstants products

Content

52% (2 games)

Founding member of **EuroMillions** multi-jurisdiction group

Seeking more game flexibility in 4th licence

Dynamic marketplace

Remain differentiated in very competitive market with many bookmakers and charitable lotteries

IGT 2018 INVESTOR DAY 11

The UK Lottery & IGT: A 24-Year Partnership From the start Retail & Distribution 24+ years IGT supplying core technology and services since creation of UK lottery Optimized High Volume and & Compact Terminals Reliability Gaming Portfolio Excellence Global reference on scale, performance and reliability Digital & Retail Roadmaps Game consulting Growth IGT eInstants portfolio In-Lane Solutions 4.5 Years remaining on existing license New Annuity Game Instants management 2-hour Response and Repair for all 45k retail locations Instants self-service Instants best practice 12

The Finland Lottery is Extremely Sophisticated High performer Pioneer in Interactive $3.5B Highest gaming per capita in Europe at $550 50% Early adopter – iLottery since 1996 End-to-End offering Player insights All verticals Active in all gaming segments and channels Technology savvy 2M 2M+ registered customers 2000 Employees 300 In-house IT engineers > 50% of sales from interactive channels in 2018 Efficient - Over 30% EBIT contribution to good causes - Draw , Instants, Social, Sports, VLTs, Mobile iGaming... 70% of overall sales 13

The Finland Lottery & IGT: A 30-Year Partnership Long Partnership Portfolio Expertise 30 years Deeply integrated technology partner 70+ Experts supporting Veikkaus Reliability Digital 99.9+ % Segment Growth Design Partner IGT platforms enabled rapid iLottery growth Consistently leverage Advanced Retail and Digital platforms Uptime on systems 2018+ Veikkaus will invest in new VLT and iGaming content & platforms Game consulting and development Trust enables long-term growth planning iBingo - among largest iBingo room globally Retail Distribution 14

Caribbean: Multiple Jurisdictions & Full Service Business Models • Long-term lottery contracts with 9 different island governments; average 15-year terms remaining Long term • IGT is either the Operator or provides an extensive set of Facilities Management Services 15 years Average remaining contract duration Strong CAGR 7.1% Compounded revenue growth rate • IGT closely involved with regulatory & legislative activity Top performers $3.31 Online per capita sales • Strong growth opportunities as these lotteries seek tointroduce iLottery, iGaming and selected VLT programs 15

The Caribbean Lotteries & IGT Market Expansion • IGT has strong ability to build Portfolios and execute growth plans Super Lotto: IGT developed and operates the only multi-jurisdiction lottery game in the region Core numbers game Innovations and promotions have contributed 31% revenue increase in last three years Increased Retail distribution and optimization has contributed growth of 21% over the past five years IGT led the introduction of new social space games that account for $85M incremental sales Commercial Services segment (e.g. bill pay, mobile top-up, money transfer) a valuable lottery network overlay Regional expansion opportunities in other Caribbean basin countries (e.g. Guyana, Belize) Retail & Digital • New markets still available in region. Capitalize on lottery business infrastructure and success to expand beyond current 50% market share in the region • Portfolio & Promotion Leverage lottery business and relationships to expand business lines into interactive , commercial services, VLT’s, and sports betting • • Introduce and develop core lottery product lines including instants, social space and numbers games • • Pillars for Growth 16

Looking to the Future

Considerable Organic Growth Potential Exists Worldwide $ Source: H2 Gambling Capital (July 2018) for GGY and Adult Population, IMF (April 2018) for GDP 18 More Room for Growth Advanced Emerging

International Lottery Pillars for Growth

Defend & Build Value Chain

Extend contracts

Regional and jurisdictional needs vary with maturity curves



Same Store Growth

Constantly optimize and innovate for core lottery segment – Games, draw, multijurisdictional games, Instants, social space ..


The Games Your Players Already Know and Love

Technology & Platform

Next generation Aurora, product upsell, contract extensions, posed for new gaming segment integrations


Aurora

Service Expansion

Increase marketing and technology services to Product Sales clients - add Communications, Commercial Services…



Segment Expansion

iGaming, VLTs, instants, sports betting, social

Many lotteries seeking ways to serve entire gaming spectrum



New Markets, Regulation, Legislation

Privatizations and new gaming legislation with existing markets, Greenfield markets and competitor 'takeaways'



IGT 2018 INVESTOR DAY 19

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, and free cash flow.Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2018 are calculated using the same foreign exchange rates as the corresponding 2017 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 20

Fabio Cairoli CEO, Italy Marzia Mastrogiacomo SVP, Italy Lotteries

Market and Company Highlights Key Success Drivers Agenda Looking to the Future

Italy: A Large and Consistent growth despite financial and political headwinds Diverse Gaming Market Regulation and product innovation drive growth Italy Gaming Market Wagers (B€) Interactive (Casino) 102 VLT 96 Interactive Betting & Other VLT AWP Lotteries 48 2 1 2004 YoY 2005 14.9% 2006 23.7% 2007 19.7% 2008 12.7% 2009 14.3% 2010 13.0% 2011 30.0% 2012 10.9% 2013 -4.5% 2014 -0.1% 2015 4.5% 2016 8.7% 2017 6.1% Source: €b, 2004-2017 (AAMS) – Betting includes Horses, Bingo, Sports Pool and Betting Exchange 3 20 89858488 16 80 Interactive 14 13 13 12 15 12 (Poker) Sports61 Betting543 8 7 9 6 8 7 23 24 22 22 15 22 21 8 AWP42 8 31 30 8 28 27 26 26 25 26 26 35 7 22 28 25 7 19 6 15 6 11 18 19 19 19 18 4 18 17 17 17 18 16 14 13 11

IGT Participates in All Gaming Market Verticals, but Concentrated in the Most Resilient Italian Gaming Market Wagers (2017) IGT Wagers (2017) Interactive Betting & Other Lotteries Interactive 6% 18% 19% VLT 19% 102B€ 29B€ 15% Lotteries Betting & Other 58% 25% AWP 14% 23% AWP VLT 4

IGT is the Undisputed Leader of the Italian Lottery Market Healthy trend despite growth in other Gaming verticals IGT commands >90% of total Lottery wagers Italian Lottery Market Wagers 19 (B€) 19 19 18 18 18 18 2006 2007 2008 2009 2010 2011 2012 2013 2014 20152016 2017 Draw Games (IGT) Instant Lotteries (IGT) Jackpot Games (Sisal) Source: AAMS 5 16 344 13 2 8999 76665 2 171717 2111 2 10 101099 4 76677 2 9 8 2 9 7

Italy’s Lotteries are Among the Biggest in the World; IGT’s Contracts Secured for 9 Years World Ranking Per Capita Ranking Points of Sale Players Duration Instant Lotteries IGT-operated since 2004 Renewed through September 2028 15 million 63k #1 #10 IGT-operated since 1994 Renewed through November 2025 Draw Games 8 million 34k #2 #9 Jackpot Games Sisal-operated since 1996 Awaiting RFP, expected in 2018 8 million 36k #11 #82 Source: La Fleurs’ 2018 6

Unique, End-to-End Model Operational expertise & B2C capabilities enable global cross-fertilization R&D Operations Sales & Marketing  Product development and innovation Product and technology deployment Locally driven, leveraging centralized shared services/Group resources    Technology Customer service Sourcing  Consumer management Product portfolio Consumer insights   Retail network management Sell-in and retailing mix Trade marketing Brand management    Logistics Collection of wagers Payment of prizes   7

Key Success Drivers

Key Drivers of Our Success Effective strategies in four critical disciplines that leverage the entire value chain Combining local knowledge with global expertise Leveraging the breadth and depth of the multi-offer, B2C Italy franchise • • • Consumer Knowledge Product Innovation Technology Vision & Execution Distribution Excellence 9

State-of-the-Art Consumer Segmentation Drives Long-Term Vision and Marketing Plans Lottery Games Appeal to Diverse Consumer Segments “My lucky day” Passionate Passionate  Have fun  Get lucky  Adrenaline One shot Routine Selective Self-focused  Amusement  Be engaged  Take a whim Self-focused Innovative Traditional 10

Breakthrough Innovation: 10eLotto Drives Major Turnaround of Lotto Wager Trends B€ 8.1 10eLotto Wagers  Leveraging the IGT Franchise • Keno-style games (Greece, US) Targeted Player Segments • Passionate, Routine Key Consumer Insight • Frequency, engagement, higher reward Key Element • Draw every 5 minutes, high frequency of medium/low prizes Results • Steady growth, total wagers turnaround  5.8 5.6 5.2 0.2    2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 11 Core Lotto Wagers7.1 6.86.7 4.7 7.5 5.2 6.5 4.3 6.1 2.4 6.26.3 3.7 2.8 2.9 5.5 0.5 4.7 4.4 3.4 3.4 3.3 3 2.8 2.3

Leveraging the Franchise with Compelling Product Extensions B€ Opzioni Oro 10eLotto 8.1  Leveraging IGT Franchise • Bullseye (US) Targeted Player Segments • Passionate, Routine, and Self-focused Key Consumer Insight • Winning frequency, second chance Key Element • Additional chance, doubling the bet Results • Average bet from 1.53€ in 2014 to current 2.18€ 6.8 6.7 6.5 6.3 6.1 5.8 5.6  5.2 0.2    2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 12 Core Lotto 7.1 3.2 7.5 3.7 2.6 2.4 6.2 1.1 2.8 2.9 5.5 2.6 0.5 1.5 4.7 1.7 4.4 1.5 3.4 3.4 3.3 3 2.8 2.3

Recent Draw Game Innovation Enlarging our portfolio with new games targeting incremental player segments and wagers Launched February 2018  Key Objective • Increase penetration through a new proposition Targeted Player Segments • Traditional and Passionate Key Consumer Insights • Accessible dream Positioning • Daily draw game with an achievable aspirational prize: «IL MILIONE CHE VORREI» Key Elements ADV   Point of Sales   • • • • Daily draw at 19:00 Fixed price €1 Easy to play (5 numbers out of 55) Top prize €1 Million Web Site - Mobile  Results • +5% on Lottery players in first month 13

Building the World’s Largest Instant Ticket Lottery Tremendous Growth from Exploiting Several Powerful Levers: • Distribution: from 24k to 64k PoS 9.4 9.3 9.3 9.1 9.0 9.0 8.9 • Price Point: introducing 5€, 10€, 20€ • Effectively leveraging Pay Out • Innovation: building core franchises • “Miliardario” • “Turista per sempre” 14 Development phase 20€ Wagers B€ InnovationWFL Baseline/10€ Relaunch10.1 9.79.6 3.7 2.3 2.5 1.7 3.3 2.1 7.8 1.9 2.3 2.1 1.5 5€ 3.9 0.4 3.4 7.6 7.4 7.5 7.3 7.2 7.0 6.7 6.8 6.4 6.0 4.4 1.5 3.5 0.4 0.8 0.8 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

Continuous Innovation and Successful Portfolio Management Innovation Global cross-fertilization & local knowledge New Multiplier Family: Wagers B€ • Engaging experience by multiplying prizes Battleship: • Extended-play deployed with local insight Revitalizing Core Franchises Miliardari relaunch: • Enriched gaming experience: additional line + bonus symbol • Brand strengthening 9.4 Stretching Proven Tickets Doppia Sfida relaunch: • Leverage an Iconic ticket into new price points New 2018 15 Innovation Baseline/ Relaunch 10.1 Stability 9.79.6 9.08.99.0 9.19.39.3 3.7 2.3 2.5 1.7 3.3 2.1 7.8 1.9 2.3 2.1 1.5 3.9 0.4 3.4 7.6 7.4 7.5 7.3 7.2 7.0 6.7 6.8 6.4 6.0 4.4 1.5 3.5 0.4 0.8 0.8 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

Leveraging Technology Vision & Execution to Deliver Rich Consumer behavior drives technology evolution Player Experiences Player-centric strategy across multiple, interconnected touch points Mobile • • • On-the-Go consumption Dedicated Lotteries App Connected with both website and PoS devices Website PoS • • • At home consumption Dedicated product portfolio Leveraging total “Lottomatica” digital presence • • • • Retail consumption High-performing terminal Self-service devices Connected with mobile 16

Distribution Excellence While Driving Digital Evolution

Dedicated Sales Force

67k Point of Sales

102 sales agents

Increased use of Digital tools

Impactful Retail Presence





Partnership with Stakeholders

FIT

Italian Tobacconist Association

>50% of total Lotteries network

Technology & Digital Evolution

40k Lotto terminals

34k 10eLotto monitors

Self-Service prototype

B2B Web Portal

IGT 2018 INVESTOR DAY 17

Digital Relationships with PoS Driving Higher Ticket Sales and Delivering Tangible Efficiencies 62k PoS registered Lottery Web Portal Orders (€M and % of Total) Jun ‘18 74% 50k average monthly users 1,800 1,600 1,400 1,200 2.5 million page views/month 1,000 800 600 400 200 0 +0.5%-1% S&W sales uplift when introduced B2B Webportal services • • • Instant Lotteries orders & supply chain Training & after sales support Commercial support Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 2014 Q3 Q4 Q1 Q2 2018 18 Jun ‘16 26%

Looking to the Future

Lotteries: A Very Attractive Business Continuous Product Innovation Retail Network Management Digital Readiness • Management and revitalization of current portfolio Incremental innovation leveraging consumer insights and global footprint Increase digital penetration • Protect current network size Improve sell out with better visibility and technology Incorporate digital into retail PoS to maximize convenience • Seamless player experience across all touch points Leverage mobile expertise across the IGT/ Lottomatica franchise • • • • • 20

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2018 are calculated using the same foreign exchange rates as the corresponding 2017 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 21

Charles Cohen VP, PlayDigital Sports Betting

There is No Such Thing as “The” U.S. Sports Betting Market

…There Could Be (at Least) Fifty


Slow adopters (5 years)
Fast adopters (2 years)
AK
WA
OR
MT
ID
ND
MN
WY
SD
WI
MI
NV
UT
CA
CO
NE
IA
IL
IN
OH
KS
MO
KY
AZ
NM
OK
TX
AR
TN
MS
AL
GA
LA
FL
SC
NC
VA
WV
PA
NY
ME
VT
NH
MA
RI
CT
NJ
DE
MD
DC
HI

IGT
2018 INVESTOR DAY
3

How Big Will “It” Be? Place Your Bets Please Selected Annual Gross Win Forecasts 4

Our Customers See Sports as an Incremental Revenue Opportunity Capture Lost Spend Increased Visitation More “Action” Much of the revenue for sports betting will come from consumer spend currently occurring at offshore sites – not from other legal gaming activities. Customers believe that by integrating sports betting into their existing Casino or Lottery business they can stimulate more activity across the board. Customers expect to be able to drive additional visitation to Casinos by adding a sports book. 5

What’s the Key to B2B Success?

Adaptability 7

Adaptability to the Customer


Omni-channel
Retail only
Desktop
Mobile Statewide
Retail Off Property
Mobile On Property
Mobile On Floor
Retail On Property
PA
WV
NV
NJ
RI
MS
DE
State Lottery
Fixed # locations
All legal locations
Unrestricted licensing
Monopoly
Open

IGT 2018 INVESTOR DAY 8

Adaptability to the Regulations people and corporate oduct 9 Omni-channel ensing ertification r integration Retail only MonopolyOpen For each State Product Certification to local tech standards Licensing Risk control to comply with Wire Act Sports system hosted in State Tax and reporting to each authority esence Local p Casino Lic PrNV c

0:IGT 2018 INVESTOR DAY 1 0

IGT’s Adaptability in Action: Platform as a Service Old way 11 Feed Traders System W riters Stand-alone installations for each book High capex, longer lead time New way Properties Properties Data SpokeSpoke Traders “Platform As A Service” “Spoke” system per State, National “Hub” Lower per-customer capex, shorter lead time, lower management cost

Ready, Steady, Go

4-year head start When IGT first engaged in the U.S. sports betting market as a supplier 13

$12,000,000,000 Estimated value of bets processed by IGT sports betting solutions worldwide in 2017 14

Proven Record of Global Deployment

BETFRED
sazka
NATIONAL LOTTERY SPORTSTAKE
BETTER
Pronósticos® ¡JUÉGATELA CON MÉXICO!
JOGOS SANTACASA
Totosì
VEIKKAUS
WEST LOTTO
PADDYPOWER.
Loterie Nationale
onan
SINGAPORE POOLS
FDJ Chaque jour est une chance.

IGT 2018 INVESTOR DAY 15

What is IGT Bringing to the Market?

Technology to Run the Whole Sports Betting Enterprise In-Play Pari-Mutuel Fixed Odds Pre-Game Kiosks/SSBT’s Display boards & IP TV Lottery Web POS Mobile 17 Content Control Betting Promotions Player profiling Automated Risk Control Centralized Trading Betting Events management Derivatives engine

Flexible Mobile and Digital Experiences Differentiation by design Superior In-Play experience Loyalty integration On-Premise and Statewide 18

Solutions Tailored for the U.S. Environment Quick bet kiosks EGM integration Bartop & Tablet Next Generation Parlay/Coupons Flexible POS options Casino system and Title31 19

What’s IGT’s Business Model for U.S. Sports Betting?

We Do Not Compete with Our Customers 21

Sports Betting Value Chain Technology Platform Trading and Risk Management Marketing, Operations • • • Central system Kiosks, tills Mobile & Web • • • Market data Content Margin creation • • • Player facing Promotions/bonuses Reporting & Audit 22

Three B2B Opportunities are Emerging Along the Value Chain Managed Services Fully Outsourced Self Managed 23

“Self Managed” Customer Offer Technology Platform Typical Commercial Structure • • • • • % share of net win In-Store equipment sale/lease Setup fee (once per State) Upsell: professional services 3 – 5 year terms 24 Live Customers Offer to Customers •IGT Sports “Platform As A Service” hosted in each State •Digital channel option •Initial training & configuration •Integration to Casino systems

“Managed Service” Customer Offer Technology Platform Trading and Risk Management Typical Commercial Structure • • • • % share of net win Sale/Lease in-store equipment Upsell: professional services 3 – 5 year terms 25 Announced Bids Offer to Customers •IGT Sports “Platform As A Service” hosted in each State •Risk Management from a trusted partner •Fully branded digital solution •Operational support and training

“Fully Outsourced” Model Technology Platform Trading and Risk Management Marketing, Operations Typical Commercial Structure • IGT’s relationship is with the B2C provider % share of net win to IGT for technology provided. Upsell: professional services • • 26 IGT Offer to customers •Technology platform •Retail components •Digital channels

Recurring Revenue with Upside for IGT Sports Platform Retail Equipment Added Value Setup Fee • Setup fee based on training and integration requirements • On-going platform fee as share of revenue after tax • Sale or lease (daily fee) • Professional Services Marketing support • 27

Focus on Key Customers 28

MGM Live Deployments Nevada - 2016 New Jersey – June 2018 Mississippi – 1st August 2018 29

FanDuel Partnership • Largest database of active sports players in the U.S. for daily fantasy sports New Jersey online casino (BetFair brand currently) Partnership with Meadowlands for NJ and NY Expansion planned for West Virginia in 2018 • • • 30

Key IGT Sports Betting Takeaways Readiness B2B Adaptability 31

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2018 are calculated using the same foreign exchange rates as the corresponding 2017 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 32

Marco Sala Chief Executive Officer

Compelling Characteristics of the Global Lottery Business: Growth Steadily Growing Industry Innovation Drives Growth in “Supply-Driven” Market Opportunity for Out-Sized Growth • Low-to-mid single-digit global same-store revenue growth over last decade Expected to be maintained for next 3-5 years • Innovation (in content, distribution, channels, etc.) enables growth Instant games represent 60% of sales in North America, and only 27% in Europe, 8% in Australasia and 1% in Latin America • • • • • Privatizations Extended FM outsourcing Full lottery outsourcing Digital Instant ticket printing • • 2

Compelling Characteristics of the Global Predictability Lottery Business: Highly Predictable and Resilient Revenues Majority of Current Contract Portfolio Secured for Several Years Attractive Return on Investment and Cash Flow • • • Italy: 9 years North America: 8 years International: 4 years • • • Low level of operating risk Good operating leverage Expect reduced capital investments after recent renewal/rebid/extension cycle 3

Compelling Characteristics of the Global Lottery Business: IGT’s Competitive Advantages History of Successful Innovation Driving Growth Positioned to Continue Leading the Industry Forward Leading Operational Expertise • • As operator (B2C) As technology/service provider (B2B) • Proprietary Same-Store Sales team cross-fertilizes best practices at global level Management of mature markets Innovative technologies to enrich the player experience • • • • Content Technology Marketing capabilities Distribution network management • • 4

The Leader in Regulated Gaming Solutions in Growing Global Markets Operate in growing global markets with secular tailwinds Balance and diversity of business, including competitive advantage of being both an operator and supplier, provides resilience and low risk profile Growth fueled by innovation, with products and technology across the gaming spectrum Accelerating Free Cash Flow generation on high-visibility revenue streams, potential for operating margin expansion, and moderating capital needs Track record of disciplined capital allocation, including investments in long-term growth, debt reduction, and return of capital to shareholders

IGT 2018 INVESTOR DAY AUGUST 2, 2018

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, and free cash flow.Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2018 are calculated using the same foreign exchange rates as the corresponding 2017 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 7